XELR8 HOLDINGS, INC.
480 South Holly Street
Denver, Colorado 80246
Telephone: (303) 316-8577
Facsimile: (303) 316-0507

July 16, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
ATTN: Jeffrey Riedler, Assistant Director
100 F Street, NE.
Washington D.C. 20549-6010

Re:

REQUEST FOR ACCELERATION
Registration Statement on Form S-3
File No. 333-144340

Ladies and Gentlemen:

This will confirm the request of the undersigned Corporation of acceleration of the effective date of the referenced Registration Statement on Form S-3 so as to become effective at 12:00 p.m. Eastern Time on Friday, July 20, 2007 or as soon as practicable thereafter.

XELR8 Holdings, Inc. acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

XELR8 HOLDINGS, INC.

By:	/s/ JOHN D. POUGNET
John D. Pougnet, Chief Executive Officer